Exhibit 99.2

MARTI TECHNOLOGIES, INC.

AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS FOR THE PERIOD

JANUARY 1 - JUNE 30, 2024 and 2023

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE INTERIM PERIOD JANUARY 1 - JUNE 30, 2024 AND 2023

(Amounts expressed in US$ unless otherwise indicated)

i

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated)

	June 30,	December 31,
	2024	2023
ASSETS

Current assets
Cash and cash equivalents	8,965,457	19,424,059
Accounts receivable, net	297,149	188,358
Inventories	2,213,286	2,612,011
Operating lease right of use assets	36,020	223,646
Other current assets	2,677,183	3,247,640
- VAT receivables	2,024,581	2,251,049
- Other	652,602	996,591
Total current assets	14,189,095	25,695,714

Non-current assets
Property, equipment and deposits, net	9,441,829	13,531,475
Operating lease right of use assets	682,449	800,093
Intangible assets	690,925	183,887
Total non-current assets	10,815,203	14,515,455
Total assets	25,004,298	40,211,169

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term financial liabilities, net	9,000,229	10,447,905
Accounts payable	2,055,414	2,796,376
Operating lease liabilities	274,135	412,564
Deferred revenue	1,616,940	1,550,208
Accrued expenses and other current liabilities	2,564,303	2,295,163
Total current liabilities	15,511,021	17,502,216

Non-current liabilities
Long-term financial liabilities, net	60,151,758	54,802,791
Operating lease liabilities	178,612	277,956
Other non-current liabilities	336,400	325,864
Total non-current liabilities	60,666,770	55,406,611
Total liabilities	76,177,791	72,908,827

Stockholders’ equity
Common stock	5,860	5,703
Share premium	43,853,772	40,460,834
Accumulated other comprehensive loss	(7,557,999)	(7,557,999)
Accumulated deficit	(87,475,126)	(65,606,196)
Total stockholders’ equity	(51,173,493)	(32,697,658)
Total liabilities and stockholders’ equity	25,004,298	40,211,169

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE INTERIM PERIOD JANUARY 1 - JUNE 30

(Amounts expressed in US$ unless otherwise stated)

	January 1 -	January 1 -
	June 30, 2024	June 30, 2023

Revenue	8,408,711	9,484,761

Operating expenses:
Cost of revenue	(9,886,487)	(13,018,053)
General and administrative expenses	(9,053,084)	(5,668,357)
Selling and marketing expenses	(6,461,905)	(3,210,771)
Research and development expenses	(611,317)	(1,500,488)
Other expenses	(1,598,658)	(565,184)
Other income	984,015	374,041
Total operating expenses	(26,627,436)	(23,588,812)
Loss from operations	(18,218,725)	(14,104,051)

Financial expense	(4,208,923)	(1,946,324)
Financial income	558,718	2,719,636
Loss before income tax expense	(21,868,930)	(13,330,739)

Income tax expense	-	-
Net loss	(21,868,930)	(13,330,739)

Net loss attributable to stockholders	(21,868,930)	(13,330,739)

Net loss per share
Weighted average shares used to compute basic and diluted net loss per share (no. of shares)	57,818,937	34,549,212
Net loss per common share – basic and diluted	(0.38)	(0.39)

Other comprehensive loss	-	-
Total comprehensive loss	(21,868,930)	(13,330,739)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE INTERIM PERIOD JANUARY 1 - JUNE 30

(Amounts expressed in US$ unless otherwise stated)

	Common stock		Share	Accumulated other comprehensive	Accumulated	Stockholders’
	Shares	Amount	Premium	loss	deficit	equity
January 1, 2023 (recast)	44,120,174	4,411	54,335,881	(7,557,999)	(39,182,625)	7,599,668

Net loss	-	-	-	-	(13,330,739)	(13,330,739)
Stock-based compensation	-	-	573,545	-	-	573,545
Exercise of stock-based options	70,000	7	8,118	-	-	8,125
June 30, 2023 (recast)	44,190,174	4,418	54,917,544	(7,557,999)	(52,513,364)	(5,149,401)

January 1, 2024	57,036,094	5,703	40,460,834	(7,557,999)	(65,606,196)	(32,697,658)

Net loss	-	-	-	-	(21,868,930)	(21,868,930)
Exercise of warrant	-	-	(89,970)	-	-	(89,970)
Stock-based compensation	-	-	1,121,179	-	-	1,121,179
Exercise of shared-based awards *	959,626	96	1,361,790	-	-	1,361,886
Convertible notes converted into shares*	606,060	61	999,939	-	-	1,000,000
June 30, 2024	58,601,780	5,860	43,853,772	(7,557,999)	(87,475,126)	(51,173,493)

*	During the period, 959,626 shares were issued to the directors and CEO, which vested and were exercised immediately. Additionally, US$1,000,000 in convertible notes were converted into 606,060 shares.

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

	January 1 -	January 1 -
	June 30, 2024	June 30, 2023
OPERATING ACTIVITIES
Loss before tax	(21,868,930)	(13,330,739)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	4,224,484	4,573,726
Amortization of intangible assets	134,587	98,200
Loss on disposal of assets	15,424	162,186
Stock-based compensation, net of forfeitures	2,483,065	581,670
Interest expense, net	3,632,813	1,880,523
Foreign exchange (gain)/ loss, net	(119,661)	1,247,340
Other non-cash	726,552	369,653

Changes in operating assets and liabilities:
Account receivable	(108,791)	(177,483)
Inventory	230,891	(308,011)
Other assets and prepayments	570,457	(1,395,292)
Accounts payable	(740,962)	(15,292)
Deferred revenue	66,732	(17,209)
Other liabilities	269,140	235,449
A. Net cash used in operating activities	(10,484,199)	(6,095,279)

INVESTING ACTIVITIES
Purchases of vehicles	-	(3,431,059)
Purchases of other property and equipment	(90,012)	(496,510)
Proceeds from disposal of property, plant and equipment	-	5,381
Purchases of intangible assets	(641,625)	(71,770)
B. Net cash used in investing activities	(731,637)	(3,993,958)

FINANCING ACTIVITIES
Proceeds from issuance of pre-funded convertible notes	-	7,500,000
Proceeds from issuance of convertible notes	7,500,000	-
Repayment of convertible notes	(930,000)	-
Repayment of term loans	(2,639,000)	(3,333,000)
Interest paid	(3,083,796)	(604,842)
Payments on warrants	(89,970)	-
C. Net cash generated from financing activities	757,234	3,562,158
D. Decrease in cash and cash equivalents (A+B+C)	(10,458,602)	(6,527,079)
E. Cash and cash equivalents at beginning of the period	19,424,059	10,497,570
Cash and cash equivalents at ending of the period (D+E)	8,965,457	3,970,491

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

1	DESCRIPTION OF BUSINESS

Marti Technologies, Inc. (“Marti” or “Company”) formerly known as Galata Acquisition Corp. is an exempted company limited by shares, incorporated under the laws of the Cayman Islands on February 26, 2021. The registered address of the Company is Stuarts Corporate Services Ltd., P.O. Box 2510, Kensington House, 69 Dr Roy’s Drive, George Town, Grand Cayman KY1-1104.

Marti is a mobility provider engaged in delivering technology enabled transportation solutions via electric scooters, electric bikes and electric mopeds for urban areas. In addition, The Company operates a ride-hailing service that matches riders with car and motorcycle drivers. Founded on a proprietary technology platform, the Company currently offers electric moped, electric bike, and electric scooter rental services serviced by proprietary software systems and Internet of Things (“IoT”) infrastructure across Turkiye via its mobile application.

As of June 30, 2024, the Company operates through its subsidiary Marti Ileri Teknoloji Anonim Şirketi (“Marti Ileri”) and Marti Technologies I Inc. a Delaware corporation (“Marti Delaware”). The Company together with its consolidated subsidiaries will be referred to as the “Group” hereafter.

DeSPAC Transaction:

On August 1, 2022, Galata Acquisition Corp, (NYSE: GLTA) a special purpose acquisition company led by Callaway Capital with US$146.6 million in trust, announced the execution of a definitive business combination agreement with Marti Technologies Inc. (Marti Delaware, the former top company).

On July 10, 2023, Galata Acquisition Corp (“Galata”) consummated the previously announced business combination pursuant to the business combination agreement, dated as of July 29, 2022, by and among Marti, Galata Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Galata and and Marti Delaware.

The business combination agreement provided that the parties thereto would enter into a business combination transaction pursuant to which, among other things, Galata Merger Sub Inc. merged with and into Marti Delaware surviving the deSPAC as a wholly owned subsidiary of Marti, and as a result of the merger, as of the end of the day immediately preceding the Closing date of July 10, 2023, Marti became a U.S. corporation for U.S. federal income tax purposes in a transaction that qualifies as a “reorganization”.

2	BASIS OF PRESENTATION AND GOING CONCERN

2.1	Basis of presentation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include the accounts of the Company and its wholly- owned subsidiaries.

All inter-company balances and transactions have been eliminated. The Group uses the U.S dollar (“US$”) as its functional currency. The unaudited interim condensed consolidated financial statements have been presented in US$.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

2	BASIS OF PRESENTATION AND GOING CONCERN (continued)

2.1	Basis of presentation (continued)

Hyperinflationary accounting

Marti İleri used Turkish Lira (“TL”) as functional currency until the end of February 2022. Since the cumulative three-year inflation rate has risen to above 100% at the end of February 2022, based on the Turkish nation-wide consumer price indices announced by Turkish Statistical Institute (“TSI”), Turkiye is considered a hyperinflationary economy under FASB ASC Topic 830, Foreign Currency Matters starting from March 1, 2022.

Consequently, Marti İleri whose functional currency was TL until the end of February 2022, has remeasured its financial statements prospectively into new functional currency - US$ which is the non-highly inflationary currency in accordance with ASC 830-10-45-11 and ASC 830-10-45-12. According to ASC 830-10-45-9, ASC 830-10-45-10 and ASC 830-10-45-17, at the application date (March 1, 2022), the opening balances of non-monetary items are remeasured in US$ (new functional currency for Marti İleri) which is the functional currency of Marti Delaware. Subsequently, non-monetary items are accounted for as if they had always been assets and liabilities in US$. Monetary items are treated in the same manner as any other foreign currency monetary items. Subsequently, monetary items are remeasured into US$ using exchange rates as at balance sheet date. Differences arising from the remeasurement of monetary items are recognized in profit or loss.

2.2	Going concern

The Group has experienced recurring operating losses from operating activities since its inception and a deficit on its stockholders’ equity. To date, these operating losses have been funded primarily by stockholders. The Group had, and continues to have, an ongoing need to raise additional cash from outside sources to fund its expansion plans and related operations.

These unaudited interim condensed consolidated financial statements have been prepared in accordance with the going concern principle. The Group management has assessed the going concern assumptions of the Group during the preparation of these unaudited interim condensed consolidated financial statements. The Group had net losses of US$21,868,930 and accumulated losses of US$87,475,126 at June 30, 2024, and the Group used US$10,484,199 cash for its operations during the same period. The Group borrowed US$7,500,000 in March 2024, from institutional investors using convertible notes.

Callaway Subscription Agreement

On May 4, 2023 (prior to the closing of the business combination), Galata Acquisition Corp. (now known as the Company) and Callaway Capital Management LLC (“Callaway”) entered into a convertible note subscription agreement, as amended on January 10, 2024 (the “Callaway Subscription Agreement”). Callaway is an affiliate of Daniel Freifeld, a director of the Company. Pursuant to the terms of the Callaway Subscription Agreement, Callaway or its designee has the option (the “Callaway Option”) (but not the obligation) to subscribe for up to US$40,000,000 aggregate principal amount of convertible notes (the “Convertible Notes”), which are convertible into the Company’s Class A ordinary shares during the period beginning on the closing date of the business combination, which occurred on July 10, 2023 (the “Closing Date”), and the fifteen (15) months after the Closing Date (the “Subscription End Date”), provided that the Subscription End Date shall be automatically extended by three (3) months for each issuance of US$5,000,000 of the aggregate principal amount of the Convertible Notes subscribed by Callaway following the date thereof.

On September 23, 2024, the Company and Callaway agreed upon a form of convertible note subscription agreement (the “Amended and Restated Subscription Agreement”) to, among other things, reflect the agreements between the Company and Callaway set forth in the Commitment Letter Amendment (as defined below) with the intent that further subscriptions subject to the Callaway Option would be pursuant to such form.

Callaway Commitment Letter

On March 22, 2024, Callaway provided a commitment letter to the Company (the “Commitment Letter”) in order to evidence its commitment to (i) subscribe for the Convertibles Notes in an aggregate principal amount of US$15,000,000 with the relevant closing date occurring on or before March 22, 2025 and (ii) timely deliver the relevant purchase price as described in the Callaway Subscription Agreement.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

2	BASIS OF PRESENTATION AND GOING CONCERN (continued)

2.2	Going concern (continued)

On September 19, 2024, the Company and Callaway entered into an amendment to the Commitment Letter (the “Commitment Letter Amendment”) whereby (i) Callaway agreed to further exercise, or to cause its designees to further exercise, the Callaway Option in the aggregate amount of US$18,500,000 of principal Convertible Notes (the “Amended Commitment Amount”), with (A) US$7,500,000 of such principal amount to be exercised on or before March 22, 2025 and (B) an additional US$11,000,000 of such principal amount to be exercised on or before July 1, 2026; (ii) the Company agreed to (A) reserve for issuance to Callaway a number of Class A ordinary shares equal to twenty percent (20%) of the portion of the Amended Commitment Amount paid on the closing date of any subscription in satisfaction of the Amended Commitment Amount, with such Class A ordinary shares to be issued pursuant to terms set forth in the Commitment Letter Amendment and (B) issue to any subscriber of Convertible Notes in satisfaction of the Amended Commitment Amount or, following the full satisfaction of the Amended Commitment Amount, in satisfaction of the Remaining Option Amount (as defined below) a number of Class A ordinary shares equal to ten percent (10%) of the portion of the Amended Commitment Amount, or Remaining Option Amount, as applicable, paid on the closing date of such subscription; and (iii) the Company and Callaway agreed that the outside date of the Callaway Option shall be further extended to July 1, 2027.

Following the full satisfaction of the Amended Commitment Amount, the Company and Callaway both acknowledge and agree that the remaining amount of the Callaway Option is US$14,000,000 (the “Remaining Option Amount”).

Additional Subscriptions

On March 22, 2024, Marti and 405 MSTV I, L.P. (an existing investor in the Convertible Notes, “MSTV”) entered into a convertible note subscription agreement whereby MSTV subscribed for an aggregate principal amount of US$7,500,000 in the Convertible Notes, which was deemed as a partial exercise of the Callaway Option.

On September 23, 2024, the Company, Callaway, as a commitment party, and MSTV and New Holland Tactical Alpha Fund LP, as subscribers (collectively, the “Subscribers”) entered into a subscription agreement on the form of the Amended and Restated Subscription Agreement pursuant to which the Subscribers subscribed for an aggregate principal amount of US$2,000,000 of Convertible Notes and an aggregate of 121,212 Class A ordinary shares (the “Subscription”). The Subscription was deemed as a partial exercise of the Amended Commitment Amount.

Management believes there are no events or conditions that give rise to doubt about the ability of the Group to continue as a going concern for twelve months after the release of the unaudited interim condensed consolidated financial statements. The assessment includes knowledge of the Group’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of the strategic plan and budget, including expected developments in liquidity were considered. In addition, the Group’s management prepared alternative scenarios to assess the ability of the Group to continue its operations in case no additional funding is obtained except for Callaway’s available loan commitment.

Management of the Group has concluded that adequate resources and liquidity are available to meet the cash flow requirements for the next twelve months after the release of these unaudited interim condensed consolidated financial statements, and it is reasonable to apply the going concern basis as the underlying assumption for the unaudited interim condensed consolidated financial statements.

2.3	Comparative financial information

In order to determine the financial status and performance trends, the unaudited interim condensed consolidated financial statements of the Group have been prepared in comparison with the unaudited interim condensed consolidated financial statements of previous periods. The Group prepared its unaudited interim condensed consolidated balance sheet as of June 30, 2024 in comparison with the consolidated balance sheet prepared as of December 31, 2023; and prepared unaudited interim condensed consolidated statements of operations and comprehensive loss, unaudited interim condensed consolidated statements of changes in equity and unaudited interim condensed consolidated statements of cash flows between January 1 and June 30, 2024 in comparison with January 1 and June 30, 2023.

These unaudited interim condensed consolidated financial statements of the Group do not include all the information required for full annual financial statements and should therefore be read together with the year-end consolidated financial statements dated December 31, 2023.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Recently issued accounting standards

As an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, the Group has elected to use the extended transition period for complying with any new or revised financial accounting standards.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements – Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The ASU modifies the disclosure or presentation requirements of a variety of Topics in the Codification to align with the SEC’s regulations. The ASU also makes those requirements applicable to entities that were not previously subject to the SEC’s requirements. The ASU is effective for the Company two years after the effective date to remove the related disclosure from Regulation S-X or S-K. As of the date these financial statements have been made available for issuance, the SEC has not yet removed any related disclosure. The Group does not expect the adoption of ASU 2023-06 to have a material effect on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” which will add required disclosures of significant expenses for each reportable segment, as well as certain other disclosures to help investors understand how the chief operating decision maker (“CODM”) evaluates segment expenses and operating results. The new standard will also allow disclosure of multiple measures of segment profitability, if those measures are used to allocate resources and assess performance. The amendments will be effective for public companies for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company’s annual reporting periods beginning after December 15, 2025. Adoption is either with a prospective method or a fully retrospective method of transition. Early adoption is permitted. The Group is currently evaluating the effect that adoption of ASU 2023-09 will have on its consolidated financial statements.

3.2	Business Combinations

Reverse recapitalization

On July 10, 2023, Galata Acquisition Corp (Galata) and Marti Technologies Inc. (Marti Delaware) came together via a SPAC merger which has been accounted for as a reverse recapitalization. Marti Delaware’s assets and liabilities were maintained at historical cost, together with entries for the value of Galata’s net assets, and no goodwill or intangibles were recorded.

Accordingly, share capital, APIC and share premium for periods prior to the reverse recapitalization have been retrospectively adjusted.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.3	Operating segments

The Group comprises of the following main operating segments: Two-wheeled electric vehicle rentals and ride-hailing. The Group’s ride-hailing operating segment consists of a service which matches riders with drivers traveling in the same direction to share car and motorcycle rides. The Group’s two-wheeled electric vehicle rentals operating segment consists of its electric scooter, electric bike, and electric moped rental services.

The Group is organised and managed on the basis of these operating segments. Being the reportable operating segments for the Group, they form the focus of the Group’s internal reporting systems and they are the basis used by the Chief Operating Decision Maker Oğuz Alper Öktem who is also the CEO of the Group, and management for assessing the performance of the Group and allocating resources within the business.

The ride-hailing service which was launched in October 2022, offers car and motorcycle ride-hailing options that connects riders with drivers traveling in the same direction. Riders and drivers agree on the price of the ride, though the Group currently does not enable payment over its mobile app or charge a fee for this service. With this addition, the Group is aligning the services to cater to a broader and more diverse customer base and better meet customer demand for both four-and two-wheeled vehicles. In the second half of 2024, the Group is planning to continue to invest in growing the ride-hailing business.

These operating segments offer different products and services and are managed separately because they require different technology and marketing strategies and are affected by different economic conditions.

Information regarding the results of each reportable operating segment is included below. Performance is measured based on an operating segment’s revenue, cost of revenue, selling and marketing expenses, general and administrative expenses, other expenses , and segment profit/(loss) before income tax expense as included in the internal management reports that are reviewed by the Group’s Chief Operating Decision Maker (CODM) and management. Segment profit/(loss) before income tax expense is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain operating segments relative to other entities that operate within these industries. The Group does not allocate assets to its reportable segments at this time, and no such information is provided to the CODM.

For the periods June 30, 2024 and 2023, the key financial information regarding the operating segments comprised of the following:

	January 1 – June 30, 2024
	Ride-hailing	Two-wheeled electric vehicle rentals	Unallocated	Total

Revenue	-	8,408,711	-	8,408,711
Cost of revenue	-	(9,886,487)	-	(9,886,487)
General and administrative expenses	(5,198,449)	(3,854,635)	-	(9,053,084)
Selling and marketing expenses	(6,236,299)	(225,606)	-	(6,461,905)
Research and development expenses	(565,770)	(45,547)	-	(611,317)
Other expense	(1,103,809)	(494,849)	-	(1,598,658)
Other income	-	984,015	-	984,015
Financial income	-	-	558,718	558,718
Financial expense	-	-	(4,208,923)	(4,208,923)
Loss before income tax expense	(13,104,327)	(5,114,398)	(3,650,205)	(21,868,930)

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (continued)

3.3	Operating segments (continued)

	January 1 – June 30, 2023
	Ride-hailing	Two-wheeled electric vehicle rentals	Unallocated	Total

Revenue	-	9,484,761	-	9,484,761
Cost of revenue	-	(13,018,053)	-	(13,018,053)
General and administrative expenses	(1,224,937)	(4,443,420)	-	(5,668,357)
Selling and marketing expenses	(2,985,954)	(224,817)	-	(3,210,771)
Research and development expenses	-	-	(1,500,488)	(1,500,488)
Other expense	-	-	(565,184)	(565,184)
Other income	-	-	374,041	374,041
Financial income	-	-	2,719,636	2,719,636
Financial expense	-	-	(1,946,324)	(1,946,324)
Loss before income tax expense	(4,210,891)	(8,201,529)	(918,319)	(13,330,739)

4	PROPERTY, EQUIPMENT AND DEPOSITS

Property, equipment and deposits, net consisted of the following:

	June 30, 2024	December 31, 2023

Rental vehicles	30,292,967	30,262,689
Furniture and fixtures	1,196,299	1,175,335
Leasehold improvements	677,478	671,391
Less: Accumulated depreciation	(22,724,915)	(18,583,416)
Total property and equipment, net	9,441,829	13,525,999

Vehicle deposits	-	5,476
Total property, equipment and deposits, net	9,441,829	13,531,475

The following table summarizes the depreciation expenses recorded in the unaudited interim condensed consolidated statements of operations for the periods ended June 30, 2024 and 2023.

	June 30, 2024	June 30, 2023
Cost of revenues	4,040,986	4,185,424
General and administrative expenses	183,498	388,302
Total depreciation	4,224,484	4,573,726

5	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	June 30, 2024	December 31, 2023
Cash at banks	8,711,592	19,424,059
- Time deposit	8,465,968	18,437,333
- Demand deposit	245,624	986,726
Other liquid assets	253,865	-
Total	8,965,457	19,424,059

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

5	CASH AND CASH EQUIVALENTS (continued)

As of June 30, 2024, the details of the Group’s time deposit, maturity dates and interest rates are as follows:

Currency	Maturity	Interest rate %	June 30, 2024
US$	July 1, 2024	5.10	6,367,690
US$	July 29, 2024	3.75	681,671
TL	July 31, 2024	50	1,244,959
TL	July 12, 2024	46	159,433
TL	July 1, 2024	30	12,215
Total			8,465,968

As of December 31, 2023, the details of the Group’s time deposit, maturity dates and interest rates are as follows:

Currency	Maturity	Interest rate %	December 31, 2023
US$	December 31, 2023	5	17,231,789
TL	January 29, 2024	46	140,178
TL	January 2, 2024	42.50	147,306
TL	January 19, 2024	45.50	327,900
TL	January 5, 2024	42.50	28,089
TL	January 23, 2024	46	562,071
Total			18,437,333

Due to the loan agreement with PFG dated January 20, 2021, the Group shall maintain a certain amount of cash, in demand or time deposit accounts over which PFG has a priority security interest.

6	REVENUE INFORMATION

For the periods ended at June 30, 2024 and 2023, the Group’s gross revenue information comprised of the following:

	January 1 -	January 1 -
	June 30, 2024	June 30, 2023
Rental revenues	8,912,888	9,847,650
Reservation revenue	6,665	15,439
Other revenue	8,110	43,016
Gross revenue	8,927,663	9,906,105

Sales refunds	(13,080)	(21,524)
Sales discount	(505,872)	(399,820)
Net revenue	8,408,711	9,484,761

The Group has determined that collectability is not probable for revenue amounting to US$231,095 and US$165,176 for the periods ended June 30, 2024 and 2023, respectively. These amounts will not be deemed probable until cash is received, at which point revenue would be recognized.

Deferred revenue

Deferred revenue consists of prepaid coupons and wallet balances, which will be recorded as revenue when the relevant ride is taken, as that represents the satisfaction of the Group’s performance obligation.

	June 30, 2024	December 31, 2023
Wallet	1,465,858	1,339,954
Other	151,082	210,254
Total	1,616,940	1,550,208

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

6	REVENUE INFORMATION (continued)

The table below shows the wallet balances movement for the periods ended June 30, 2024 and 2023:

	January 1, 2024	Additions	2024 Revenue	FX rate Adj	June 30, 2024

Deferred revenue	1,339,954	1,664,443	(1,391,693)	(146,846)	1,465,858
Total	1,339,954	1,664,443	(1,391,693)	(146,846)	1,465,858

	January 1, 2023	Additions	2023 Revenue	FX rate Adj	June 30, 2023

Deferred revenue	1,127,105	3,258,646	(2,655,833)	(596,426)	1,133,492
Total	1,127,105	3,258,646	(2,655,833)	(596,426)	1,133,492

7	OPERATING EXPENSES

For the periods ended at June 30, 2024 and 2023, expenses comprised of the following:

	January 1 -	January 1 -
	June 30, 2024	June 30, 2023

Cost of revenues	9,886,487	13,018,053
General and administrative expenses	9,053,084	5,668,357
Selling and marketing expenses	6,461,905	3,210771
Research and development expenses	611,317	1,500,488
Total	26,012,793	23,397,669

For the periods ended at June 30, 2024 and 2023, cost of revenue comprised of the following:

	January 1 -	January 1 -
	June 30, 2024	June 30, 2023

Depreciation expense	4,040,986	4,185,424
Personnel expenses	2,782,661	4,035,574
Operating lease expense	953,398	1,866,242
Rental vehicle maintenance and repair expenses	886,114	1,275,011
Data cost expenses	270,062	638,195
Commission expenses	180,449	107,703
Amortization expense	134,587	98,200
Fuel expenses	113,963	131,491
Other	524,267	680,213
Total	9,886,487	13,018,053

For the periods ended at June 30, 2024 and 2023 general and administrative expenses comprised of the following:

	January 1 -	January 1 -
	June 30, 2024	June 30, 2023

Personnel expenses	5,828,792	3,483,562
Consulting and legal expenses	2,008,036	1,140,305
Office expenses	206,062	153,029
Depreciation expense	183,498	388,302
Travelling expenses	141,575	38,212
Other	685,121	464,947
Total	9,053,084	5,668,357

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

7	OPERATING EXPENSES (continued)

For the periods ended at June 30, 2024 and 2023, selling and marketing expenses comprised of the following:

	January 1 -	January 1 -
	June 30, 2024	June 30, 2023
Social media expense	2,152,126	1,346,098
Advertising consulting expense	1,711,132	989,918
Promotion expense	1,240,311	454,897
Other	1,358,336	419,858
Total	6,461,905	3,210,771

8	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to stockholders.

The United States of America

Pursuant to Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), even though the Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands, the Company will be treated as a U.S. domestic corporation for all purposes of the Code. The Company will therefore be taxed as a U.S. domestic corporation for U.S. federal income tax purposes. As a result, the Company will be subject to U.S. federal income tax on its worldwide income.

The federal income tax rate for corporations is 21%. Additionally, a U.S. subsidiary is subject to US. Federal income taxes and state and local income taxes.

Turkiye

The Turkish subsidary is subject to Turkiye corporate income tax. In connection with legislation passed in July 2023, the corporate income tax increased to 25% beginning January 1, 2023.

Income withholding tax

10% withholding tax rate applies to profit distributions from the Turkish subsidiary to the Marti Delaware.

There is no tax expense recognized as the Group’s effective tax rate is 0%.

9	COMMITMENTS AND CONTINGENCIES

In December 2023, the Group Management voluntarily decided to amend the import tax product codes under the higher import tax product code for scooters. As a result, a voluntary disclosure application has been submitted to Customs Office to retrospectively add US$374,846 to the customs value of the imported scooters based on Article 234/3 of the Customs Code. The additional custom tax paid with the voluntary disclosure application was US$127,094.

The Group management has subsequent to the reporting date settled the case for US$53,311 on September 17, 2024.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

10	IMMATERIAL ERROR CORRECTION

The Group has identified an immaterial error in the previously issued unaudited interim condensed consolidated financial statements, specifically related to the failure to accrue interest on certain prefunded notes for the period from January 1 to June 30, 2023. This error was discovered during the preparation of the Interim Report while conducting a comparative analysis with the unaudited interim condensed consolidated financial statements for the period from January 1 to June 30, 2023. The error was related to timing of recognition and hence it does not impact the consolidated financial statements for the year ended December 31, 2023.

After evaluating the qualitative and quantitative impacts of this adjustment, the Group has concluded that the effects on the unaudited interim condensed consolidated financial statements for prior periods are not material and there is no impact on the current period’s unaudited interim condensed consolidated financial statements. The error has been rectified through a revision of the affected financial statement line items for the six months ended June 30, 2023. Accordingly, retained earnings as of June 30, 2023 and net loss for the six months ended June 30, 2023, have been revised to reflect the correct amounts. The error has no impact on the reported cash flows.

The following table provides a summary of the quantitative impact of the revision for the six months period ended June 30, 2023:

	January 1 -		Revised January 1 -
	June 30, 2023	Adjustments	June 30, 2023
Loss from operations	(14,104,051)	-	(14,104,051)
Financial expense	(616,003)	(1,330,321)	(1,946,324)
Loss before income tax expense	(12,000,418)	(1,330,321)	(13,330,739)
Net loss	(12,000,418)	(1,330,321)	(13,330,739)
Net loss attributable to stockholders	(12,000,418)	(1,330,321)	(13,330,739)

Net loss per share
Weighted average shares used to compute basic and diluted net loss per share (no. of shares)	34,549,212		34,549,212
Net loss per common share – basic and diluted	(0.35)	(0.04)	(0.39)

11	SUBSEQUENT EVENTS

On February 3, 2023, Istanbul Otomobilciler Esnaf Odasi (ITEO), an Istanbul-based association of taxi owners, filed a lawsuit before the Commercial Court against the Group regarding (i) recently launched ride-hailing service and (ii) e-moped services, on the basis that both services constitute unfair competition. The plaintiff also sought injunctive relief from the court preventing third party access to these services through the website or mobile application.

There was a preliminary injunctive relief decision regarding the ride-hailing service as of March 6, 2023, which the Group successfully appealed at the Commercial Court.

The injunctive relief decision was removed as of June 20, 2023. The Group continued to operate ride-hailing services without interruption between March 6, 2023, and June 20, 2023.

On July 19, 2024, after hearing the full case, the court made its decision and partially accepted the plaintiff’s case. It accepted the plaintiff’s claim that ride-hailing services constitutes unfair competition, and rejected their claim that the Group’s e-moped services constitutes unfair competition. The court also wrote in its preliminary write-up that access to the Group’s ride-hailing services should be prevented without impeding access to any of the Group’s other transportation services. The Group received the long form write-up on September 23, 2024 and will once again appeal the decision at the Commercial Court.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

11	SUBSEQUENT EVENTS (continued)

The Turkish Commercial Code does not allow associations such as ITEO to request any peculiar/non-peculiar compensation from the Group. Hence, there is no material contingent liability of the Group vis a vis ITEO itself expected at the end of the Lawsuit. On the other hand, individual members of the association (i.e. taxi drivers) may file individual lawsuits against the Group, requesting compensation due to moral or pecuniary losses suffered as a result of unfair competition. For such a case to be considered, potential plaintiffs would need to provably demonstrate the actual monetary losses they suffered as a result of the Group’s ride-hailing services.

As of the date of this report, there is no injunctive relief in place for any of the Group’s services.

On September 19, 2024, the Company and Callaway entered into the Commitment Letter Amendment whereby (i) Callaway agreed to further exercise, or to cause its designees to further exercise, the Callaway Option in the aggregate amount of US$18,500,000 of principal Convertible Notes (the “Amended Commitment Amount”), with (A) US$7,500,000 of such principal amount to be exercised on or before March 22, 2025 and (B) an additional US$11,000,000 of such principal amount to be exercised on or before July 1, 2026; (ii) the Company agreed to (A) reserve for issuance to Callaway a number of Class A ordinary shares equal to twenty percent (20%) of the portion of the Amended Commitment Amount paid on the closing date of any subscription in satisfaction of the Amended Commitment Amount, with such Class A ordinary shares to be issued pursuant to terms set forth in the Commitment Letter Amendment and (B) issue to any subscriber of Convertible Notes in satisfaction of the Amended Commitment Amount or, following the full satisfaction of the Amended Commitment Amount, in satisfaction of the Remaining Option Amount (as defined below) a number of Class A ordinary shares equal to ten percent (10%) of the portion of the Amended Commitment Amount, or Remaining Option Amount, as applicable, paid on the closing date of such subscription; and (iii) the Company and Callaway agreed that the outside date of the Callaway Option shall be further extended to July 1, 2027.

Following the full satisfaction of the Amended Commitment Amount, the Company and Callaway both acknowledge and agree that the remaining amount of the Callaway Option is US$14,000,000 (the “Remaining Option Amount”).

On September 23, 2024, the Company and Callaway agreed upon a form of Amended and Restated Subscription Agreement to, among other things, reflect the agreements between the Company and Callaway set forth in the Commitment Letter Amendment with the intent that further subscriptions subject to the Callaway Option would be pursuant to such form.

On September 23, 2024, the Company, Callaway, as a commitment party, and MSTV and New Holland Tactical Alpha Fund LP, as subscribers (collectively, the “Subscribers”) entered into a subscription agreement on the form of the Amended and Restated Subscription Agreement pursuant to which the Subscribers subscribed for an aggregate principal amount of US$2,000,000 of Convertible Notes and an aggregate of 121,212 Ordinary Shares (the “Subscription”). The Subscription was deemed as a partial exercise of the Amended Commitment Amount.